URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of June, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

SUMMARY MINUTES OF EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON MAY 30, 2009
(a free translation from the original in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

The conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended.  The common shares of Votorantim Celulose e Papel S.A. ("VCP" or "Company") that will be issued to holders of VCP preferred shares have not yet been registered with the Securities and Exchange Commission.  Any other transactions involving offers of securities or offers to buy securities referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

I.            DATE, TIME AND PLACE: Held on May 30, 2009, at 09:30 a.m., at the Company's headquarters, at Alameda Santos, 1357, 8th floor, in the City of São Paulo.

II.           ATTENDANCE: (i) Shareholders representing the totality of voting capital and shareholders holding preferred shares with no voting rights, as demonstrated by signatures on the Shareholders' Attendance Register; (ii) and Paulo Prignolato (Chief Financial and Investor Relations Officer).

III.         CALL NOTICE: Call Notice published in the Official Gazette of the State of São Paulo and Valor Econômico newspaper on May 15, 18 and 19, 2009.

IV.         PRESIDING OFFICERS:     Luiz Leonardo Cantidiano – Chairman
                                                                 Rodrigo Piva Menegat – Secretary

V.           AGENDA: (i) To vote the conversion of all the Company's preferred shares into common shares at the conversion ratio of one preferred share for 0.91 common share, with a view to the future listing of VCP's shares on the Novo Mercado listing segment of the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros ("BM&FBovespa"). The effectiveness of this decision is conditioned upon ratification by a majority of the Company's preferred shareholders at the Special Meeting of Preferred Shareholders (Assembleia Especial de Titulares de Ações Preferenciais) of the Company to be held following this meeting; (ii) as a result of the conversion, to vote the amendment of articles five (heading and paragraphs), six (heading and paragraphs), item XIII of article 17, and article 33 (heading and paragraphs) of VCP's by-laws.

VI.         READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAFTING OF THE MINUTES: (i) The reading of the documents related to the matters to be voted at this Extraordinary Shareholders' Meeting was waived, since they are well known by the shareholders; (ii) the declarations of any votes, objections or dissents presented shall be received, numbered and certified by the Secretary and will be filed with the Company at its headquarters, pursuant to paragraph 1 of article 130 of Law No. 6,404/76; (iii) a summarized version of these minutes, as well as its publication without signatures of shareholders, was authorized pursuant to the terms  of paragraphs 1 and 2 of article 130 of Law No. 6,404/76.

VII.       RESOLUTIONS: After analysis and discussion of the matters described in the Meeting's Agenda and of the corresponding documents, the shareholders representing the totality of the Company's voting capital decided, by unanimous vote and without restrictions, as follows:

(i) To ratify the conversion of 244,347,953 (two hundred forty four million, three hundred forty seven thousand, nine hundred fifty three) preferred nominative shares with no par value of the Company, which represent the totality of VCP's preferred shares, into common shares of the Company, at the conversion ratio of 0.91 common share for every preferred share. As a result, VCP's capital stock will be comprised of 390,164,352 (three hundred ninety million, one hundred sixty four thousand, three hundred fifty two) common nominative shares with no par value.

VCP's management shall take all necessary actions to conform the Company's American Depositary Receipts Program, listed on the New York Stock Exchange – NYSE, to the resolutions set forth herein.

The conversion hereby ratified is made in the context of the corporate restructuring of the Company, as announced in the material event notice of January 20, 2009, and with the view to the later listing of VCP's shares on the BM&FBovespa's Novo Mercado listing segment.

Fractional Shares. The controlling shareholder Votorantim Industrial S.A. will donate to minority shareholders who, as a result of the conversion described herein, would hold a fractional share, the amount of shares necessary so that such shareholders do not hold fractional shares, and the amount of shares they will own as a result of the conversion is rounded up. Shareholders holding VCP's preferred shares as of today and shareholders who purchased VCP's preferred shares in the open market of the BM&FBovespa and settled such transactions on May 29, 2009 either (i) at the BM&FBovespa's Depositary Center (Central Depositária de Ativos) or (ii) at Banco Itaú S.A., custodian for VCP's shares, will, both in the cases of clause (i) and (ii), be entitled to the donation mentioned herein.  No manifestation by shareholders is required for them to be eligible for such donation.

Rights and privileges of common shares received as a result of the conversion. The common shares received by VCP's preferred shareholders as a result of the conversion mentioned herein shall have the same rights and privileges attached to VCP's common shares outstanding as of today, and shall be entitled to the payment of dividends and any other capital remuneration eventually approved. The modification of VCP's by-laws to be voted upon at this Extraordinary Shareholders' Meeting grants the minority common shareholders tag along rights, giving them the right to sell their shares at the same price, terms and conditions negotiated by the controlling shareholders in the event of a transfer of VCP's control.

Conversion's effectiveness. The effectiveness of the conversion of shares mentioned herein is conditioned upon the ratification of the conversion by a majority of preferred shareholders, to be voted in the Special Meeting of Preferred Shareholders to be held today.

Appraisal rights. Pursuant to article 137, first paragraph, of Law 6,404/76, preferred shareholders on record with the Company's custodian of shares as of May 20, 2009 may exercise appraisal rights. The date of May 20, 2009 corresponds to the third day after the first publication of the call notice related to this Extraordinary Shareholders' Meeting. Thus, holders of preferred shares acquired after May 16, 2009 shall not be entitled to exercise appraisal rights in connection with the conversion voted at this Extraordinary Shareholders' Meeting.

Preferred shareholders who intend to exercise their appraisal rights must communicate their dissent in writing no later than 30 days after publication of these Summary Minutes, beginning June 3, 2009 and ending on July 2, 2009.

To exercise their appraisal rights, preferred shareholders shall communicate their dissent in writing no later than 30 days after publication of these Summary Minutes, between June 3, 2009 and July 2, 2009. The letter communicating such intention to exercise appraisal rights shall be signed and notarized by a public notary, specify the number of shares held, and be accompanied by the following documentation: (i) for natural persons, a certified copy of identification card, Brazilian individual taxpayer identification (Cadastro de Pessoas Físicas – CPF) card and proof of address; or (ii) for legal entities, notarized copies of the last consolidated bylaws, Brazilian corporate taxpayer identification (Cadastro Nacional de Pessoas Jurídicas) card, corporate documents granting power of representation, as well as identification card, CPF card and proof of address of its representatives.

Shareholders who are represented by an attorney-in-fact shall, in addition to the documents mentioned above, present the corresponding power of attorney, which must expressly include the power to exercise the appraisal rights and to request payment of the corresponding appraisal price.

The letter communicating shareholder dissent and the corresponding documentation shall be delivered (i) by mail to Banco Itaú S/A - Gerência de Relacionamento com Empresas, Av. Engenheiro Armando de Arruda Pereira, 707 - Torre Eudoro Villela, São Paulo – SP, Brazil (Att. Gercina S. Bueno); or (ii) to VCP's investor relations department; or (iii) to any of Banco Itaú's branches listed below:

Brasília - SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja - Centro – Brasília/DF – Zip Code: 70300-500, Brazil

Belo Horizonte - Av. João Pinheiro, 195 – Subsolo - Centro – Belo Horizonte/MG – Zip Code: 30130-180, Brazil

Curitiba - R. João Negrão, 65 – Sobreloja - Centro – Curitiba/PR – Zip Code: 80010-200, Brazil

Porto Alegre - R. Sete de Setembro, 746 – Térreo - Centro – Porto Alegre/RS – Zip Code: 90010-190, Brazil

Rio de Janeiro - R. Sete de Setembro, 99 – Subsolo - Centro – Rio de Janeiro/RJ - CEP: 20050-005

São Paulo - R. Boa Vista, 176 – 1 Subsolo - Centro - São Paulo/SP - CEP: 01092-900

Salvador - Av. Estados Unidos, 50 - 2º floor - (Ed. Sesquicentenário) - Comércio - Salvador/BA - CEP: 40020-010

Payment for the shares shall be made based upon the book value of VCP's shares as of December 31, 2008, which is R$20.61 (twenty Brazilian reais and sixty one cents).

The number of shares in which VCP's capital stock is divided may be reduced as a result of the exercise of appraisal rights by preferred shareholders. VCP will publish a Notice to Shareholders up to five days after the end of the period for the exercise of appraisal rights in which it will inform shareholders of the exercise of appraisal rights and the number of shares that VCP's capital stock will be then divided into.

(ii) To approve, as a result of the conversion mentioned herein, the modification of articles five (and its paragraphs), six (and its paragraphs), item XIII of article 17, and article 33 (and its sole paragraph) of VCP's by-laws, which from now on will read as per Appendix 1 to this Summary Minutes.

It is hereby noted that the representatives of Mr. Sérgio Feijão, a preferred shareholder with no voting rights, have manifested Mr. Feijão's satisfaction with the upcoming listing of VCP on the Novo Mercado listing segment of the BM&F Bovespa.

VIII.        DOCUMENTS: The documents related to the Meeting Agenda are kept by the Company and available for shareholders' examination at its headquarters.

IX.           CLOSING: As there were no further matters to be discussed, the meeting was adjourned for the time necessary to draft these minutes, which were read, verified and approved by the preferred shareholders present, who signed it.

X.            SIGNATURES:

Luiz Leonardo Cantidiano Chairman	Rodrigo Piva Menegat Secretary

Paulo Prignolato Chief Financial and Investor Relations Officer

Shareholders

Votorantim Industrial S.A. By Eduardo Lavini Russo	BNDES Participações S.A. BNDESPAR By Melissa Monte Stephan

Sérgio Feijão Filho By Ludmila Holtz	Joaquim José Bueno

I hereby certify that the present Summary Minutes of VCP's Extraordinary Meeting held on May 30, 2009 are a true and correct copy of the original filed in the Company's corporate records.

Luiz Leonardo Cantidiano Chairman	Rodrigo Piva Menegat Secretary

Appendix 1 - Bylaws

VOTORANTIM CELULOSE E PAPEL S.A.

CHAPTER I – CORPORATE NAME, REGISTERED OFFICE, DURATION AND PURPOSE

Article 1 – The corporation, VOTORANTIM CELULOSE E PAPEL S.A., organized as a publicly-held company, shall be governed by these Bylaws and applicable provisions of the law.

Article 2 – The Company has its registered office and jurisdiction in the City and State of São Paulo at Alameda Santos, 1357, 6th floor, and is authorized to open branches, establishments and offices in any part of Brazil or abroad.

Article 3 – The Company shall have an indeterminate term of duration.

Article 4 – The Company’s corporate purpose is: a) the production and trading, both in the wholesale and retail markets, of pulp, paper, cardboard and any other byproducts of these materials, whether proprietary or of third parties; b) the trading, both in the wholesale and retail markets, of products used for graphics in general; c) the exploration of all industrial and commercial activities directly or indirectly related with its corporate purpose; d) the import of assets and goods related to its corporate purposes; e) the export of products produced by it and by third parties; f) representation for its own account or for third parties; g) the participation in other companies in Brazil or abroad, irrespective of its form or corporate purpose, as a partner, quotaholder or shareholder; h) rendering administrative, organizational and financial control services on behalf of affiliated companies or third parties; i) the management and implementation of forest and reforestation projects on its own behalf or on behalf of third parties, including the management of all agricultural activities enabling the production, supply and distribution of raw materials for the manufacturing of pulp, paper, cardboard and any other byproducts of these materials; and j) rendering technical services of a consultancy and advisory nature to its controlled companies and to third parties.

CHAPTER II – CAPITAL STOCK AND SHARES

Article 5 – The Capital Stock is seven billion, fifty seven million, three hundred two thousand, one hundred eighty-one Reais and fifty nine cents (R$7,057,302,181.59) divided into 390,164,352 shares, which are all common shares with no par value.

Paragraph 1 – Stock and cash dividends shall be distributed based upon paid-in capital.

Paragraph 2 – The shares shall be registered and book entry shares.

Paragraph 3 – Each common share shall have one vote in the deliberations of the Shareholders' Meetings. Additionally, at a public offering to be launched on account of a disposition of the Company's control, pursuant to article 254-A of Law No. 6404/76, all common shares shall have the same treatment afforded to selling controlling shareholders.

Paragraph 4 – The shareholders shall have preemptive rights in the subscription of shares at increases of the capital stock in proportion to the number of shares that they already hold.

Paragraph 5 – The new shares resulting from any increase in the capital stock shall be entered and credited to shareholders’ deposit accounts within a maximum period of sixty (60) days from the date of publication of the respective Shareholders' Meeting.

Paragraph 6 – The issuance of founders’ shares is expressly forbidden.

CHAPTER III – MANAGEMENT

Article 6 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, with powers and duties granted to them by the law and by these Bylaws.

Sole Paragraph – Without affecting other duties set forth herein and by the law, the managers newly elected by the Company (Officers and Members of the Board of Directors) shall, before taking office, sign a Manager's Consent to the Level 1 Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (BM&F Bovespa S.A. Bolsa de Valores Mercadorias e Futuros, or Bovespa), as required by the Bovespa Regulations and the Agreement entered into between the Company and the Bovespa.

SECTION I – BOARD OF DIRECTORS

Article 7 – The Board of Directors shall be comprised of at least three (3) and a maximum of ten (10) members, all shareholders, elected by the Shareholders' Meeting, with a term of office of two (2) years, beginning on the date of the signature of the officer's swearing-in term transcribed to the proper book.

Article 8 – All members of the Board of Directors are eligible for reelection, and to the extent not reelected, they shall remain in office until their substitutes are sworn in.

Article 9 – the Board of Directors shall have a Chairman and may have a Vice-Chairman, appointed by the same Shareholders' Meeting which elects the members of the Board, or by a meeting of the Board of Directors itself.

Article 10 – The members of the Board of Directors shall be elected by a majority vote of shareholders present at a Shareholders' Meeting.

Article 11 – In case of vacancy or permanent impediment of a board member, the alternate member shall be appointed by the remaining members to conclude the term of office initiated by the member being replaced.

Article 12 – During the absence and temporary impediment of the Chairman, the Vice Chairman shall assume the position of Chairman, and in the absence of both the Chairman and the Vice Chairman, the Board shall elect, among its members, those who shall act as provisional alternates.

Article 13 – The Board of Directors shall meet on an annual basis, and on a special basis at any other time, pursuant to statutory needs or when corporate interests so require.

Sole Paragraph – Members may participate in meetings of the Board of Directors, through electronic, telephonic or audiovisual means.

Article 14 – The Board of Directors’ meetings shall be presided by the Chairman or another board member appointed by those present and any person appointed by those present shall act as secretary. The minutes of the respective meetings shall be transcribed to the proper book.

Article 15 – The quorum for a Board meeting is represented by one half plus one of its members, with resolutions being passed by a majority of votes of present Board members, and the Chairman or his substitute, in addition to his own vote, shall have the casting vote in the case of a tie.

Article 16 – It is incumbent on the Board of Directors to:

I – set the Company’s general business policy;

II – elect, remove from office at any time, and substitute members of the Board of Executive Officers, assigning their respective duties;

III – establish criteria for individual distribution of compensation approved by the Shareholders' Meeting, among its own members and those of the Board of Executive Officers;

IV – oversee the activities of the Board of Executive Officers and the Executive Officers;

V – convene the shareholders' meetings in cases required by law or when they are deemed appropriate;

VI – approve expansion plans;

VII – authorize the distribution of interim dividends as an advancement on the annual dividends;

VIII – approve the payment or crediting of interest on shareholders' equity to the shareholders;

IX – choose and remove the independent auditors;

X – set the issuance price of shares for increases in capital stock by public or private subscription;

XI – prepare and present to the Annual Shareholders' Meeting the annual report of corporate activities, with supporting financial statements legally required for each fiscal year;

XII – resolve on increases in capital stock within the authorized limit pursuant to Article 32;

XIII – submit to the Shareholders' Meeting a proposal for a stock option plan for the Company’s officers or employees;

XIV – authorize the Board of Executive Officers to execute the buy-back of the Company’s own shares, maintaining them in treasury, for subsequent sale or cancellation;

XV – to previously resolve, and give express authorization for Management to perform the following acts: a) disposition or encumbrance of the company’s properties; b) issuance of promissory notes (Commercial Papers), for public distribution in Brazil, determining: i. the offering amount and the division into series thereof, ii. quantity and face value, iii. interest and indexation, iv. maturity, v. guarantees. vi. statement to prove compliance with the legal limits, vii. place of payment, viii. hiring of services related to the offering.

XVI – approve the creation of Committees or work groups with specific purposes intended for compliance with the good corporate governance practices.

Sole Paragraph - The resolution for acts of item XVI of this article shall only apply if the total amount exceeds twenty million Reais (R$20,000,000.00).

Article 17 – The Board of Directors shall appoint among its members, a member who shall accumulate the duties of Investor Relations Officer, with the duty of providing necessary information to the investors, the Stock Exchanges and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM).

SECTION II – BOARD OF EXECUTIVE OFFICERS

Article 18 – The Board of Executive Officers shall be comprised of at least three (3) and a maximum of ten (10) members, shareholders or not, elected by the Board of Directors, with a one (1)-year term of office, eligible for reelection, being one the Chief Executive Officer and the other officers with no specific designation.

Paragraph 1 – The Executive Officers are exempt from offering share pledges or collateral.

Paragraph 2 – Swearing in for the position of Executive Officer is effected upon execution of the swearing-in term recorded on the book of minutes of meetings of the Board of Executive Officers.

Paragraph 3 – After expiration of the term of office, the Executive Officers shall continue to exercise their responsibilities until the election and swearing in of their elected substitutes.

Paragraph 4 – In the case of a vacancy or permanent impediment of an Executive Officer, the Board of Directors shall elect a substitute to conclude the term of office of the officer being replaced.

Paragraph 5 – In the absence or temporary impediment of an Executive Officer, the Chief Executive Officer shall appoint from among the other Executive Officers, the one who shall temporarily accumulate the duties of the absent or impeded Executive Officer.

Paragraph 6 – The Executive Officers shall receive the compensation that shall be set for each one individually by the Board of Directors.

Article 19 – The Board of Executive Officers shall meet when necessary to decide on matters within its powers, established in law or in the Bylaws.

Paragraph 1 – The meetings of the Board of Executive Officers shall be presided by the Chief Executive Officer. In his absence and in the lack of an appointee pursuant to Article 23, the remaining Executive Officers shall immediately elect one of their peers to preside over the meeting.

Paragraph 2 – The resolutions of the Board of Executive Officers shall be drawn up in the minutes and recorded in the proper book.

Paragraph 3 – The meetings of the Board of Executive Officers shall be called to order with the attendance of at least the majority of its members.

Paragraph 4 – Resolutions of the Board of Executive Officers shall pass with a majority of votes of present officers and, in the case of a tie, the Chief Executive Officer shall have the casting vote.

Paragraph 5 – The decisions of the Board of Executive Officers with respect to the matters mentioned in Article 20, subsection III, line b, below, shall necessarily have the express approval of a member of the Board of Directors, in addition to the provisions in Paragraph 4 of this article.

Article 20 – The following is incumbent on the Board of Executive Officers:

I – to exercise the broadest and general management powers within the limits established under the law and in these Bylaws;

II – perform general legal acts, but being prohibited from granting guarantees, sureties, collateral or in rem guarantees in favor of third parties, except through a resolution of the Board of Officers pursuant to the following item;

III – previously authorize at a Meeting of the Board of Officers: (a) the establishment of branches or offices provided for in Article 2 of these By-Laws; (b) the entering into any legal acts binding the Company or exempting third parties from any liability to the Company, including the granting guarantees, sureties, collateral or in rem guarantees on behalf of third parties, with the express approval of a member of the Board of Directors with respect to paragraph 5 of Article 19, when amounts involved exceed twenty million Reais (R$20,000,000.00); (c) the organization of subsidiaries or investments in other companies, except for those arising from tax incentives.

Article 21 – The active and passive representation of the Company to perform any acts as well as to sign any legal agreements up to twenty million Reais (R$20,000,000.00), with due regard for the exclusive powers of the Board of Directors and Board of Executive Officers in these Bylaws, shall be effected by the joint signatures of two Executive Officers or one Executive Officer and one attorney-in-fact or additionally, two legally appointed attorneys-in-fact with specific powers.

Paragraph 1 – Attorneys-in-fact shall be appointed by special act, signed by two Executive Officers, specifying the powers and a definite term of validity, except when granted to professionals licensed to litigate, with the "ad judicia et extra" clause, or to defend the Company’s interests in administrative proceedings.

Article 22 – The following shall be incumbent on the Chief Executive Officer: a) to convene and preside over meetings of the Board of Executive Officers; b) comply with, and ensure that others comply with these Bylaws, the resolutions of the Shareholders' Meetings and the resolutions of the Board of Directors and Board of Executive Officers; c) coordinate and supervise the activities of the members of the Board of Executive Officers for the purpose of ensuring that everyone's activities are in line with the Company’s interests.

Article 23 – The Chief Executive Officer shall be replaced in his absence or impediment for another Executive Officer appointed by him either in writing or orally. The substitute shall exercise all the duties of the Chief Executive Officer pursuant to these Bylaws.

Article 24 – It is incumbent on the Executive Officers to assume individual responsibility for supervising and controlling the activities inherent to their respective areas in addition to the duties that shall be attributed to them by the Board of Directors and by the Chief Executive Officer.

I – The Investor Relations Officer shall: a) Manage shareholder policy; b) Represent the Company before supervision bodies and domestic or international entities of the market's in which the Company's securities are listed, particularly the CVM and the Bovespa; c) Represent the Company before the investing public and provide all pertinent information; d) Take acts for keeping the Company's publicly-held company registration with CVM duly updated; and e) Perform other activities assigned by the Chief Executive Officer.

CHAPTER IV – FISCAL COUNCIL

Article 25 – The Fiscal Council shall operate permanently and shall be comprised of three (3) to five (5) incumbent members and same number of alternates, elected by the Shareholders' Meeting, and shall be governed by applicable law and regulations, by these By-Laws and its Internal Charters.

Paragraph 1 – The incumbent members of the Fiscal Council are entitled to a compensation fixed by the Shareholders' Meeting, within the minimum limits of the law, and may not receive any other compensation from the Company, from a company controlled or affiliated with the Company, except if such other compensation arises from or is related to services provided to the Company prior to such election or if such other compensation does not jeopardize the duties of the fiscal council member.

Paragraph 2 – The Fiscal Council shall be comprised only of persons who fulfill the requirements set forth in the law and regulations.

Paragraph 3 – In the event of a vacancy left by any member of the Fiscal Council, the respective alternate shall assume such office.

Paragraph 4 – The members of the Fiscal Council shall exercise their office based on loyalty, care and reporting duties provided for in the law and regulations.

Paragraph 5 – The Fiscal Council shall have the following legal duties: (a) To recommend to the Board of Directors the election and removal of independent auditors of the Company; (b) To evaluate independent auditors and internal auditors of the Company; (c) To opine on financial reports disclosed by the Company; (d) To opine on management policy and risk control of the Company; (e) To opine on conflicts between the Company's management and its independent auditors with respect to financial statements and reports of the Company; (f) To opine on the Company's compliance with legal and/or regulatory obligations with respect to financial and accounting matters; and (g) To issue an opinion on complaints and accusations made to the Company, suggesting reasonable measures.

Paragraph 6 – The Fiscal Council may, for the exercise of its duties, meet with management, internal auditors and independent auditors of the Company and retain outside consultants and fix their compensation, within reasonable limits, to be paid by the Company, upon the Company's prior approval.

Paragraph 7 – The operation of the Fiscal Council shall be regulated by Internal Charters approved at a proper meeting and shall be filed at the Company headquarters.

CHAPTER V – SHAREHOLDERS' MEETINGS

Article 26 – The Shareholders' Meeting called and installed pursuant to the law and these By-laws is the supreme body for deliberating upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15)-day prior notice on first call and eight (8) on second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice according to applicable law.

Paragraph 1 - The Shareholders' Meeting shall convene on an annual basis, within the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6404/76.

Paragraph 2 – The Shareholders' Meeting shall meet on an extraordinary basis at any time upon notice of the Board of Directors signed by any member thereof and also upon the occurrence of certain events set forth in the law, by notice of shareholders or the Fiscal Council.

Paragraph 3 – The Shareholders' Meeting shall be presided by a chairman and a secretary chosen by present shareholders entitled to voting rights.

Paragraph 4 – Attorneys-in-fact and shareholder representatives may attend the Shareholders' Meetings upon making available, at the Company's headquarters the respective proxies and powers of attorney no later than three business days before the date scheduled for a meeting. If a shareholder has not provided the powers of attorney and proxies within the time period set forth in these By-laws, then the attorney-in-fact or shareholder representatives may attend the Meeting provided that he provides, prior to the date in which the Meeting is held, the originals of the documents supporting the powers conferred to them.

CHAPTER VI – FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS

Article 27 – The fiscal year shall begin on January 1 and end on December 31 of each year, at which date the corresponding financial statements shall be prepared pursuant to applicable legal requirements.

Sole Paragraph – The Company may prepare interim balance sheets at any period during the fiscal year, and these may then be used as a basis upon which the Board of Directors may approve interim dividends as provided for in the Bylaws.

Article 28 – Management shall propose to the Annual Shareholders' Meeting the allocation of the net income for the fiscal year, the allocation of which shall be mandatory and successive as follows:

I – five per cent (5%) for the creation of the legal reserve which shall not exceed twenty percent (20%) of the capital stock;

II – a corresponding amount for the creation of contingency reserves;

III – twenty-five per cent (25%), at least, shall be distributed as payment of the mandatory annual dividend to shareholders, calculated pursuant to Article 202 of Law No. 6404/76;

IV – the remaining balance shall be distributed in accordance with the decision of the Shareholders' Meeting, as provided for in the law.

Sole Paragraph – The payment of dividends shall be made within a maximum of sixty (60) days from the date of the Shareholders' Meeting or the Board of Directors’ meeting approving payment thereof.

Article 29 – By resolution of the Board of Directors, payment or crediting to the shareholders of interest on shareholders' equity may be made up to the limit permitted in the law pursuant to Article 9 of Law No. 9249 of December 26, 1995. This amount shall be used to offset the amount of mandatory dividends aforementioned in item III of Article 28 pursuant to applicable law.

CHAPTER VII – SHAREHOLDERS’ AGREEMENT

Article 30 – The shareholders’ agreements, with respect to the matters mentioned in Article 118 of Law 6404 of December 15, 1976, as well as any other matters, shall be complied with by the Company, once these have been filed at the corporate registered offices.

Sole Paragraph – The obligations or encumbrances resulting from these agreements shall be extensive to third parties after annotation in the appropriate registers of the Financial Institution appointed by the Company.

CHAPTER VIII – LIQUIDATION

Article 31 – The Company shall be liquidated in the events provided for in the law, whereupon it shall be incumbent on the Shareholders' Meeting to determine the form of liquidation, electing the liquidators and the members of the Fiscal Council, which shall operate on a mandatory basis during the liquidation period.

CHAPTER IX – TEMPORARY PROVISIONS

Article 32 – The Company, by convening of the Board of Directors or due to the conversion of debentures into registered shares, is authorized, irrespective of changes in the Bylaws, to increase the number of common shares representing the capital stock up to the limit of four hundred and twenty million (420,000,000) common shares, all with no par value.

Sole Paragraph - The Board of Directors may, pursuant to Article 172 of Law 6404/76 and Article 32 above, authorize the issuance of common shares or debentures convertible into common shares, with the exclusion or reduction of the term for preemptive rights for existing shareholders, as long as the offering is made publicly or on a stock exchange, or by means of an exchange offer at a public offering for acquisition of a controlling stake, as provided in the Law.

Article 33 – In order to comply with the provisions of CVM Practice Bulletin (parecer de orientação) No. 35, dated September 1, 2008, the Company shall temporarily rely on an Independent Special Committee solely formed to analyze the conditions of the corporate transaction consisting of the stock swap merger (incorporação de açőes) of Aracruz Celulose S.A. into Votorantim Celulose e Papel S.A. and to submit its recommendations to the Company’s Board of Directors, with due regard for the provisions of the referred Practice Bulletin.

Paragraph 1 – The Independent Special Committee shall be formed by three (3) members elected by the Board of Directors, all independent and who are not members of the Company's management, and such Independent Special Committee members shall have notorious experience and technical expertise and shall be subject to the same legal duties and responsibilities of the managers.

Paragraph 2 – An assumption of independence shall apply to Independent Special Committee members that come within the definition of “independent director” as set forth in the Listing Regulations of the Bovepa's New Market (Novo Mercado) listing segment.

Paragraph 3 – The Independent Special Committee shall not have executive duties or decision-making powers and its opinions or recommendations shall be sent to the Board of Directors for resolution.

Paragraph 4 – The Board of Directors shall set the remuneration of the Independent Special Committee members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: June 3, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer